UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

MIRAMAR MINING CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60466E100

(CUSIP Number)

Sharon E. Thomas

Vice President and Secretary

Newmont Mining Corporation of Canada Limited

Suite 1900, Box 2005

20 Eglinton Avenue West

Toronto, Ontario M4R 1K8

(415) 480-6480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation of Canada Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 232,357,063 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 232,357,063 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,357,063
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 95.9% (2)
14.	Type of Reporting Person (See Instructions) CO
(1)	Includes 213,857,063 common shares and 18,500,000 common shares issuable upon the exercise of warrants.
(2)

Calculated based on the 242,262,231 common shares represented to be outstanding by the Issuer to Newmont as of December 3, 2007, as adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants issued by the Issuer.

CUSIP No. 60466E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newmont Mining Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 232,357,063 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 232,357,063 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,357,063 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 95.9% (2)
14.	Type of Reporting Person (See Instructions) CO, HC
(1)	Includes 213,857,063 common shares and 18,500,000 common shares issuable upon the exercise of warrants.
(2)

Calculated based on the 242,262,231 common shares represented to be outstanding by the Issuer to Newmont as of December 3, 2007, as adjusted to account for the 18,500,000 common shares that are issuable upon the exercise by Newmont Canada (as defined below) of warrants issued by the Issuer.

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 31, 2007; Amendment No. 2 to Schedule 13D filed with the SEC on December 7, 2007; Amendment No. 3 to Schedule 13D filed with the SEC on December 26, 2007; Amendment No. 4 to Schedule 13D filed with the SEC on January 7, 2008; and Amendment No. 5 to Schedule 13D filed with the SEC on January 15, 2008 (as amended by Amendment No. 6, the “Schedule 13D”) by Newmont Mining Corporation of Canada Limited, a federal corporation under the Canada Business Corporation Act (“Newmont Canada”), and Newmont Mining Corporation, a Delaware corporation (“Newmont,” and together with Newmont Canada, the “Reporting Persons”), amends and supplements the following items of the Schedule 13D. Capitalized terms used and not defined have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On January 18, 2008 at 8:00 p.m. (Toronto time) the Offer expired. At the expiration time of the Offer, Acquisition Sub had taken up an aggregate of 195,357,063 common shares of the Issuer under the Offer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Newmont Canada beneficially owns 37,000,000 common shares of the Issuer, including 18,500,000 common shares that it currently owns and 18,500,000 common shares that are issuable upon the exercise of warrants issued by the Issuer that it is deemed to beneficially own. Acquisition Sub beneficially owns 195,357,063 common shares of the Issuer that have been taken up by Acquisition Sub under the Offer. Because of Newmont Canada’s ownership of 100% of the outstanding equity of Acquisition Sub, Newmont Canada is deemed for certain purposes to beneficially own all of the common shares of the Issuer owned by Acquisition Sub. Because of Newmont’s indirect ownership of 100% of the outstanding equity of Newmont Canada and Acquisition Sub, Newmont is deemed for certain purposes to beneficially own all of the 232,357,063 common shares of the Issuer beneficially owned by Newmont Canada and Acquisition Sub. Those 232,357,063 common shares represent approximately 95.9% of the 242,262,231 common shares represented to be outstanding by the Issuer to Newmont as of December 3, 2007, as adjusted to account for the 18,500,000 common shares that are issuable under the warrants held by Newmont Canada.

(b) Newmont Canada holds the sole power to vote and dispose of the 37,000,000 common shares beneficially owned by Newmont Canada and is deemed for certain purposes to hold the sole power to vote and dispose of the 195,357,063 common shares beneficially owned by Acquisition Sub. Newmont is deemed for certain purposes to hold the sole power to vote and dispose of the 232,357,063 common shares beneficially owned by Newmont as a result of its ownership of Newmont Canada and Newmont Canada’s ownership of Acquisition Sub.

(c) As described in Item 4 above, on January 15, 2008, Acquisition Sub mailed the Notice of Compulsory Acquisition, exercising its right under section 300 of the BCBCA to acquire all of the common shares of the Issuer that Acquisition Sub did not acquire in the Offer. Other than the foregoing transaction and the other transactions described in Items 3 and 4 above, neither Newmont Canada nor Newmont, nor any director or executive officer of Newmont Canada or Newmont, has effected any transaction in the common shares of the Issuer during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares of the Issuer that are beneficially owned by Newmont Canada and Newmont.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 7.16 Press Release issued by Newmont on January 18, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: January 22, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION

Dated: January 22, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary